January 30, 2009

Kevin Brogan, President
InnerLight Holdings, Inc.
867 East 2260 South
Provo, Utah 84606

   RE: **InnerLight Holdings, Inc. ("the company")**
         Amendment No. 2 to Registration Statement on
         Form S-1
         Filed January 9, 2009
         File No. 333-152430

Dear Mr. Brogan:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Inside Front and Outside Back Cover Pages of the Prospectus

1. As previously requested, please provide the dealer prospectus delivery obligation required by Item 502(b) of Regulation S-K.

Risk Factors, page 6

2. We reissue comment 8 from our letter dated December 11, 2008. Please add a
    risk factor discussing the going concern. We continue to note the disclosure on
    page 24 that the financial statements have been prepared on a going concern basis.

3. We partially reissue comment 11 from our letter dated December 11, 2008.
    Please add a risk factor discussing the lack of profitable operations in recent
    periods, as required by Item 503(c)(2) of Regulation S-K.

Use of Proceeds, page 12

4. We refer to the added notes to the table explaining the intended uses for
    International Development and General Working Capital. Please expand the
    disclosure to estimate the amounts to be used for each of the purposes mentioned
    in notes (1) and (2).

Business of Our Company

Company Description, page 16

5. We note the statement that you develop products. Given that you obtain your
    products from suppliers and manufacturers, please clarify in greater detail your
    role in developing products.

Products, page 16

6. Please revise to expand your discussion of the company's principal products. We
    note that the company has two "core products", SuperGreens and Prime pH, but
    "has recently added several new product lines" as mentioned on page 19 under
    "Growth Strategies". Provide a separate discussion of each material product.

7. Please provide the basis for your statements that your principal products "alkalize
    the body and reduce the acidity in our bodies" and that the two core products
    "pulls the blood back to a more alkaline state." (emphasis added.)

8. As previously requested in comment 18 from our letter dated December 11, 2008,
    provide a more detailed discussion of the DSA program, including the
    compensation arrangements and all costs associated with becoming a DSA.
    Clarify the number of DSAs that are currently selling your products. Lastly,
    disclose the material terms of the agreements with the DSAs.

Sourcing and Production, page 16

9. We reissue comment 26 from our letter dated December 11, 2008. Please identify
    any principal suppliers, as required by Item 101(h)(4)(v) of Regulation S-K. In
    addition, we note that three suppliers account for approximately 90% of your
    revenues. Please disclose the material terms of any agreements with the suppliers
    and file as exhibits. To the extent you do not have agreements with these
    suppliers, add appropriate risk factor disclosure.

Growth Strategies, page 19

10. We note that over 70% of your revenues were from International Sales. Please
    provide a more detailed discussion of those countries that account for a significant
    percent of revenues. In addition, add risk factor disclosure regarding the
    significant amount of your business that is derived from International Sales – for
    example, currency fluctuations, exchange rates, foreign government regulations.

11. We note disclosure in the Results of Operations section under "Revenues" on
    page 22 that the company realized increases in its revenues for the nine months
    ended September 30, 2008 compared with the same period in 2007 primarily due
    to success of the company's programs in the EU, particularly in Hungary. Please
    expand to describe this in fuller detail.

12. We note disclosure in the penultimate paragraph that the company operates in
    Hong Kong, Singapore, Thailand and Taiwan (emphasis added); however we
    also note on page 23 that you "closed offices in Singapore and Taiwan in May
    and July 2007, respectively, due to lack of business". Please reconcile.

Government Regulation, page 20

13. We note your added disclosure regarding the FDA's effective rule governing
    current good manufacturing practices for dietary supplements and the fact that the
    company "may have to comply with these regulations by June 2009 or June
    2010…" To the extent known, please update to address the rule's potential effect
    on the company's operations.

14. Please expand your penultimate paragraph to explain the last sentence thereof,
    "[T]he company has utilized several methods of payment and feels that it has
    found a satisfactory solution to disburse funds to foreign distributors within the
    confines of the law." (emphasis added)

Legal Proceedings, page 21

15. Please add back your disclosure regarding the legal proceedings and also disclose the date of and the terms of the settlement. In addition, please address comment 27 from our letter dated December 11, 2008.

Management's Discussion and Analysis…

Overview, page 21

16. Please discuss the events, trends, risks and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations.

Certain Relationships and Related Transactions, page 27

17. We note your response to comments 38 and 39 from our December 11, 2008 letter and we reissue the comments. Inasmuch as Mr. Brogan is the company's CEO and president and Mr. Brogan's interest in the marketing entity at the time of the related transaction, this information would appear to be appropriate. Please revise.

18. Specifically identify the individuals behind the two companies that entered into the royalty agreement and specify how they are related parties.

19. Clarify the "international marketing services and services required to complete the acquisition of Interlight, Inc." provided by the two entities in the royalty agreement.

Compensation, page 27

20. Please update the information in this section as of the most recent fiscal year end, December 31, 2008.

Item 16. Exhibits

21. We reissue comment 79 from our letter dated December 11, 2008. Please file executed agreements. In particular we direct your attention to exhibits 2.1, 10.1, 10.2, and 10.3.

22. Please file Class A and Class B Common Stock Purchase Warrants as exhibits.

23. Please file the Company's Policies and Procedures and Compensation Plan as referenced in the Distributor Agreement.

24. We note in paragraph two of the subscription agreement that the execution of the subscription agreement is an irrevocable offer to purchase the number of shares covered by the agreement. Advise us how, under applicable state law, the offer to subscribe to purchase shares can legally be an irrevocable offer to purchase those shares. We may have further comment.

25. The representation specified in the subscription agreement requiring subscribers to represent that "he or she understands the risks of and other considerations relevant to, a purchase of the Units" should be deleted, unless the representations are included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. The subscription agreement should also note whether the company intends to assert the representations as a defense in any subsequent litigation. We may have further comment.

26. Please explain the statement that "Delivery of the Shares subscribed for herein will be made within five (5) days following the effectiveness of the Registration Statement of which the Prospectus is a part, at which time the Escrow Agent shall deliver the subscription funds to the Company." We may have further comment.

27. Please file the legality opinion as exhibit 5.1 rather than 23.2.

28. Please explain the statement in the legality opinion that the shares being offered and registered are already issued and outstanding. This offering is a primary offering, not a resale registration.

29. The legality opinion should be revised to cover the units to be issued in this offering. In addition, both the units and warrants are based upon the state contract

law governing the warrant and unit agreements. Please provide clear disclosure
of which state contract law governs the legality opinion for the units and warrants.

Report of Independent Registered Public Accounting Firm, page F-2

30. We read your response to comment 48, however, we do not see where your
auditor has included all periods or entities presented in the opinion paragraph.
Please advise your independent accountants to revise their report to ensure the
opinion paragraph properly include all periods and entities presented in the
financial statements.

31. We read your response to comment 49; however, it does not appear that the
partial duplication noted has been removed. Please advise your independent
accountants to remove the third paragraph of the audit report as it appears to be a
partial duplication of the second paragraph of the audit report or tell us why such
duplicative disclosure is appropriate.

32. We note your audit report is dated "November 30, 2008/December 31, 2008."
Please advise your independent accountant to clarify what these two dates
represent. Please refer to the guidance of AU Section 530.

33. It appears that the going-concern explanatory paragraph has been removed from
the audit report. Please advise your independent accountant to provide a detailed
discussion of why this paragraph was removed from an audit report that has
already been issued and cite the specific authoritative literature to support the
position.

Financial Statements

General

34. Please provide a currently dated consent in any amendment and ensure the
financial statements are updated as required by Article 8-08 of Regulation S-X.
Please ensure the date referenced in the consent is consistent with the date of the
audit report.

Consolidated Statements of Operations, page F-3

35. It appears that both Innerlight Holdings, Inc. and InnerLight, Inc. are recording the balances presented in the statement of operations for the period from February 21, 2008 though February 29, 2008. Please clarify or revise.

36. It appears that the basic and diluted earnings per share data of (6.02) presented for the year ended December 31, 2006 actually represents the earnings per share data for December 31, 2007 and vice versa. Please revise.

Consolidated Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies

Warrants – InnerLight Holdings, Inc., F-7

37. We have reviewed your revised disclosure as a result of our prior comment 65 noting the warrants can be exercised or settled in cash for registered shares. Please provided a detailed discussion of how you evaluated EITF 00-19, particularly paragraph 14 to determine whether the warrants should be classified as liabilities or equity.

Note 2 – Discontinued Operations- InnerLight, Inc. , F-8

38. We have reviewed your revised disclosure as a result of our prior comment 61 noting the closure of the Asian facilities have been accounted for as discontinued operations for all periods presented. Please revise to provide the disclosures required by paragraphs (41 – 44) of SFAS No. 144.

Note 10 – Segment Information - Innerlight Holdings, Inc. and InnerLight, Inc., F-10

39. It appears that international revenues make up approximately 73% of total revenues. Please revise to disclose the foreign country to which these revenues relate in accordance with the guidance of paragraph (38)(a) of SFAS No.131.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Blaise Rhodes at (202) 551- 3774 or Brian Bhandari, accounting reviewer, at (202) 551-3390 with any questions regarding accounting issues and you may contact Janice McGuirk at (202) 551-3395 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Via fax to Heber Maughan
            (801) 655-0621